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As filed with the Securities and Exchange Commission on October 8, 2019

Securities Act File No. 333-233186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.
Post-Effective Amendment No. 1 ☒

Owl Rock Capital Corporation
(Exact Name of Registrant as Specified in Charter)

399 Park Avenue, 38th Floor
New York, New York 10022
(Address of Principal Executive Offices)

(212) 419-3000
(Registrant's Telephone Number, including Area Code)

Alan Kirshenbaum
c/o Owl Rock Capital Corporation
399 Park Avenue, 38th Floor
New York, New York 10022
(Name and Address of Agent for Service)

WITH COPIES TO:

Cynthia M. Krus, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20004
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering:
From time to time after the effective date of this Registration Statement.

        If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.    ☒

 EXPLANATORY NOTE

        This Post-Effective Amendment No.1 to the Registration Statement on Form N-2 (File No. 333-233186) of Owl Rock Capital Corporation is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the Securities and Exchange Commission (the "SEC"). Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the SEC.

 Owl Rock Capital Corporation

PART C

Other Information

Item 25.    Financial Statements and Exhibits

(1)   Financial Statements

        The following financial statements of Owl Rock Capital Corporation are provided in Part A of this Registration Statement:

(2)   Exhibits

(a)(1)	Articles of Amendment and Restatement, dated March 1, 2016 (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 10 filed on April 11, 2016).
(a)(2)	Articles of Amendment, dated April 30, 2019 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 30, 2019).
(b)	Bylaws, dated January 11, 2016 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on April 11, 2016).
(c)	Not Applicable
(d)(1)	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 10 filed on March 3, 2016).
(d)(2)
Indenture, dated April 10, 2019, between Owl Rock Capital Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit (d)(2) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).

(d)(3)	Form of First Supplemental Indenture between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee, including the form of global note attached thereto (incorporated by reference to Exhibit (d)(4) to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form N-2 (File No. 333-225373) filed on April 3, 2019).
(d)(4)
Statement of Eligibility of Trustee on Form T-1 (incorporated by reference to Exhibit (d)(4) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).
(d)(5)	Second Supplemental Indenture, dated as of October 8, 2019, between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee.(1)
(d)(6)	Form of 4.000% Notes due 2025 (incorporated by reference to Exhibit (d)(5) hereof).
(e)(1)	Amended and Restated Dividend Reinvestment Plan effective as of May 9, 2017 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 10, 2017).
(e)(2)
Second Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Exhibit (e)(2) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-231946) filed on June 25, 2019).
(f)	Not Applicable
(g)
Amended and Restated Investment Advisory Agreement, dated February 27, 2019, between the Company and the Adviser (incorporated by reference to Exhibit 10.15 to the Company's annual report on Form 10-K filed on February 27, 2019).
(h)(1)
Form of Underwriting Agreement for Equity Securities (incorporated by reference to Exhibit (h)(1) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).
(h)(2)
Form of Underwriting Agreement for Debt Securities (incorporated by reference to Exhibit (h)(2) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).
(h)(3)	Underwriting Agreement, dated October 1, 2019, by and among Owl Rock Capital Corporation and BofA Securities, Inc., as representative of the several underwriters named in Schedule 1 thereto.(1)
(i)	Not Applicable
(j)(1)
Custody Agreement by and between the Company and State Street Bank and Trust Company dated February 24, 2016 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form 10 filed on April 11, 2016).
(k)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form 10 filed on April 11, 2016).
(k)(2)
Administration Agreement between the Company and the Adviser, dated March 1, 2016 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form 10 filed on April 11, 2016).
(k)(3)
License Agreement between the Company and Owl Rock Capital Partners LP, dated March 1, 2016 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form 10 filed on April 11, 2016).
(k)(4)
Revolving Credit Agreement between the Company and Wells Fargo Bank, National Association and Wells Fargo Securities, LLC, dated August 1, 2016 (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q filed on August 10, 2016).

(k)(5)	Senior Secured Revolving Credit Agreement between the Company and SunTrust Bank and Bank of America, N.A., dated February 1, 2017 (incorporated by reference to Exhibit 10.8 to the Company's Form 10-K filed on March 8, 2017).
(k)(6)
Lender Joinder Agreement between the Company and Wells Fargo Bank, National Association, dated January 4, 2017 (incorporated by reference to Exhibit 10.9 to the Company's Form 10-K filed on March 8, 2017).
(k)(7)
Lender Joinder Agreement between the Company and Wells Fargo Bank, National Association, dated March 13, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 10, 2017).
(k)(8)
Sebago Lake LLC Amended and Restated Limited Liability Company Agreement by and between Owl Rock Capital Corporation and Regents of the University of California, dated June 20, 2017 (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on June 22, 2017).
(k)(9)
First Amendment to Senior Secured Revolving Credit Agreement between the Company, the lenders party thereto and SunTrust Bank, dated July 17, 2017 (incorporated by reference to Exhibit 10.4 to the Company's quarterly report on Form 10-Q, filed on August 9, 2017).
(k)(10)
First Amendment to Revolving Credit Agreement between the Company, Wells Fargo Bank, National Association and other lenders party thereto, dated November 2, 2017 (incorporated by reference to Exhibit 10.5 to the Company's quarterly report on Form 10-Q, filed on November 8, 2017).
(k)(11)
Lender Agreement between the Company and PNC Bank, National Association, dated November 2, 2017 (incorporated by reference to Exhibit 10.6 to the Company's quarterly report on Form 10-Q, filed on November 8, 2017).
(k)(12)	Lender Agreement between California Bank and Trust, dated December 1, 2017 (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on December 4, 2017).
(k)(13)
Note Purchase Agreement by and between the Company and the purchasers party thereto, dated December 21, 2017 (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on December 22, 2017).
(k)(14)
Loan and Servicing Agreement, by and among the Company, as Transferor and Servicer, ORCC Financing LLC, as Borrower, Morgan Stanley Asset Funding Inc., as Administrative Agent, State Street Bank and Trust Company, as the Collateral Agent and the Account Bank, Cortland Capital Market Services LLC, as Collateral Custodian and the banks and financial institutions from time to time party thereto as Lenders, dated December 21, 2017 (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K, filed on December 22, 2017).
(k)(15)
Sale and Contribution Agreement by and between the Company and ORCC Financing LLC, dated as of December 21, 2017 (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K, filed on December 22, 2017).
(k)(16)
Lender Joinder Agreement by and among Comerica, Wells Fargo and the Company, dated January 2, 2018 (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on January 3, 2018).
(k)(17)
First Omnibus Amendment to Senior Secured Revolving Credit Agreement between the Company and SunTrust Bank and Bank of America, N.A., dated March 29, 2018. (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q, filed on May 8, 2018).

(k)(18)	Credit Agreement dated May 22, 2018, by and among ORCC Financing II LLC, as Borrower, the lenders from time to time parties thereto, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC as Document Custodian (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on May 23, 2018).
(k)(19)
Sale and Contribution Agreement dated May 22, 2018, between Owl Rock Capital Corporation, as Seller, and ORCC Financing II LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K, filed on May 23, 2018).
(k)(20)
Third Amendment to Senior Secured Revolving Credit Agreement between the Company and SunTrust Bank and Bank of America, N.A., dated June 21, 2018 (incorporated by reference to Exhibit (k)(20) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-225373) filed on June 25, 2018).
(k)(21)
Amendment No. 1 to Loan and Servicing Agreement, by and among the Company, as Servicer, ORCC Financing LLC, as Borrower, Morgan Stanley Bank, N.A., as a Lender, Morgan Stanley Asset Funding Inc., as Administrative Agent, State Street Bank and Trust Company, as the Collateral Agent and the Account Bank and Cortland Capital Market Services LLC, as Collateral Custodian, dated March 20, 2018 (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q, filed on November 7, 2018).
(k)(22)
Amendment No. 2 to Loan and Servicing Agreement, by and among the Company, as Servicer, ORCC Financing LLC, as Borrower, Morgan Stanley Bank, N.A., as a Lender, Morgan Stanley Asset Funding Inc., as Administrative Agent, State Street Bank and Trust Company, as the Collateral Agent and the Account Bank and Cortland Capital Market Services LLC, as Collateral Custodian, dated September 7, 2018 (incorporated by reference to Exhibit 10.2 to the Company's quarterly report on Form 10-Q, filed on November 7, 2018).
(k)(23)
Amendment to Credit Agreement by and among ORCC Financing II, as Borrower, Various Lenders, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC as Document Custodian, dated as of October 10, 2018 (incorporated by reference to Exhibit 10.3 to the Company's quarterly report on Form 10-Q, filed on November 7, 2018).
(k)(24)
Second Amendment to Revolving Credit Agreement between the Company, Wells Fargo Bank, National Association and other lenders party thereto, dated October 9, 2018 (incorporated by reference to Exhibit 10.4 to the Company's quarterly report on Form 10-Q, filed on November 7, 2018).
(k)(25)
Loan Financing and Servicing Agreement, dated as of December 14, 2018, by and among ORCC Financing III LLC, as Borrower, Owl Rock Capital Corporation, as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on December 19, 2018).
(k)(26)
Sale and Contribution Agreement, dated as of December 14, 2018, by and between Owl Rock Capital Corporation and ORCC Financing III LLC (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K, filed on December 19, 2018).
(k)(27)
Amendment No. 2 to Credit Agreement, dated as of December 20, 2018, by and among ORCC Financing II LLC, as Borrower, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian, Cortland Capital Market Services LLC, as Document Custodian, and the lenders identified therein (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on December 21, 2018).

(k)(29)	Third Amendment to Revolving Credit Agreement, dated February 1,2019, between the Company, Wells Fargo, National Association and other lenders party thereto (incorporated by reference to Exhibit 10.13 to the Company's annual report on Form 10-K filed on February 27, 2019).
(k)(30)
First Amendment to Amended and Restated Limited Liability Operating Company Agreement, dated as of February 27, 2019, between the Company and Regents of the University of California (incorporated by reference to Exhibit 10.14 to the Company's annual report on Form 10-K filed on February 27, 2019).
(k)(31)	Waiver Agreement, dated February 27, 2019, between the Company and the Adviser (incorporated by reference to Exhibit 10.16 to the Company's annual report on Form 10-K filed on February 27, 2019).
(k)(32)
Fourth Amendment to Senior Secured Revolving Credit Agreement, dated as of April 2, 2019 among Owl Rock Capital Corporation, the Lenders party thereto and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on April 3, 2019).
(k)(33)
Indenture and Security Agreement, dated as of May 28, 2019, by and among Owl Rock CLO I, Ltd., as issuer, Owl Rock CLO I, LLC, as co-issuer, and State Street Bank and Trust Company, as collateral trustee (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on May 31, 2019).
(k)(34)
The Class-A Credit Agreement, dated as of May 28, 2019, by and among Owl Rock CLO I, Ltd., as borrower, Owl Rock CLO I, LLC, as co-borrower, various financial institutions and other persons, as lenders, and State Street Bank and Trust Company, as collateral trustee and loan agent (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on May 31, 2019).
(k)(35)
Collateral Management Agreement, dated as of May 28, 2019, between Owl Rock CLO I, Ltd., as issuer, and Owl Rock Capital Advisors LLC, as collateral manager (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K filed on May 31, 2019).
(k)(36)
Loan Sale Agreement, dated as of May 28, 2019, between Owl Rock Capital Corporation, as seller and Owl Rock CLO I, Ltd., as purchaser (incorporated by reference to Exhibit 10.4 to the Company's current report on Form 8-K filed on May 31, 2019).
(k)(37)
Loan Sale Agreement, dated as of May 28, 2019, between ORCC Financing II LLC, as seller and Owl Rock CLO I, Ltd., as purchaser (incorporated by reference to Exhibit 10.5 to the Company's current report on Form 8-K filed on May 31, 2019).
(k)(38)
Credit Agreement, dated as of August 2, 2019, among ORCC Financing IV LLC, as borrower, the lenders referred to therein, Société Général, as Administrative Agent, and State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator, Custodian and Cortland Capital Market Services LLC, Document Custodian (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on August 6, 2019).
(k)(39)
Sale and Contribution Agreement, dated as of August 2, 2019, between Owl Rock Capital Corporation, as Seller and ORCC Financing IV LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on August 6, 2019).
(l)(1)
Opinion and Consent of Eversheds Sutherland (incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).
(l)(2)	Opinion of Eversheds Sutherland (US) LLP.(1)

(n)(1)	Consent of KPMG LLP (incorporated by reference to Exhibit (n)(1) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).
(n)(2)
Report of KPMG LLP, Independent Registered Accounting Firm, with respect to the "Senior Securities" table (incorporated by reference to Exhibit (n)(2) to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on August 9, 2019).
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)
Code of Ethics of Owl Rock Capital Corporation (incorporated by reference to Exhibit (r) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-225373) filed on June 25, 2018).
99.1
Form of Preliminary Prospectus Supplement For Common Stock Offerings (incorporated by reference to Exhibit 99.1 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).
99.2
Form of Preliminary Prospectus Supplement For Preferred Stock Offerings (incorporated by reference to Exhibit 99.2 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).
99.3
Form of Preliminary Prospectus Supplement For Retail Notes Offerings (incorporated by reference to Exhibit 99.3 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).
99.4
Form of Preliminary Prospectus Supplement For Institutional Notes Offerings (incorporated by reference to Exhibit 99.4 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).
99.5
Form of Preliminary Prospectus Supplement For Rights Offerings (incorporated by reference to Exhibit 99.5 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).
99.6
Form of Preliminary Prospectus Supplement For Warrant Offerings (incorporated by reference to Exhibit 99.6 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).

(1)
Filed herewith.

Item 26.    Marketing Arrangements

        The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference.

Item 27.    Other Expenses of Issuance and Distribution

($ in thousands)	Amount
U.S. Securities and Exchange Commission registration fee	$364
FINRA Filing Fee	226
Printing expenses(1)	100
Legal fees and expenses(1)	350
Accounting fees and expenses(1)	75
Miscellaneous(1)	25

Total	1,140

(1)
These amounts are estimates.

        All of the expenses set forth above shall be borne by the Registrant.

Item 28.    Persons Controlled by or Under Common Control

        The information contained under the headings "The Company," "Management," "Related-Party Transactions and Certain Relationships" and "Control Persons and Principal Shareholders" in this Registration Statement is incorporated herein by reference.

        On April 27, 2016, we formed a wholly-owned subsidiary, OR Lending LLC, a Delaware limited liability company. On August 24, 2017, we formed a wholly-owned subsidiary, ORCC Financing LLC, a Delaware limited liability company. On October 18, 2017, we formed a wholly-owned subsidiary, OR DH I LLC, a Delaware limited liability company. On March 20, 2018, we formed a wholly-owned subsidiary, ORCC Financing II LLC, a Delaware limited liability company. On May 8, 2018, we formed a wholly owned subsidiary, OR MH I LLC, a Delaware limited liability company. On November 13, 2018, we formed a wholly owned subsidiary, OR HH I LLC, a Delaware limited liability company. On January 11, 2019, we formed a wholly owned subsidiary, Owl Rock CLO I, Ltd., an Exempted Company incorporated in the Cayman Islands with Limited Liability. On March 22, 2019, we formed a wholly owned subsidiary, ORCC Financing III LLC, a Delaware limited liability company. On March 29, 2019, we formed a wholly owned subsidiary, Owl Rock CLO I, LLC, a Delaware limited liabilty company. On April 1, 2019, we formed a wholly owned subsidiary, Wingspire Capital LLC (formerly known as CAVU Capital LLC), a Delaware limited liability company. On April 22, 2019, we formed a wholly owned subsidiary, OR HEH I LLC, a Delaware limited liability company. On May 9, 2019, we formed a wholly owned subsidiary, ORCC Financing IV LLC, a Delaware limited liability company.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 8th day of October, 2019.

OWL ROCK CAPITAL CORPORATION
By:	/s/ ALAN KIRSHENBAUM
	Name:	Alan Kirshenbaum
	Title:	Chief Operating Officer and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on October 8, 2019.

Name	Title

* Craig Packer	Chief Executive Officer, President and Director
/s/ ALAN KIRSHENBAUM Alan Kirshenbaum	Chief Operating Officer, Chief Financial Officer and Director
* Douglas I. Ostrover	Director
* Edward D'Alelio	Director and Chairman of the Board of Directors
* Christopher M. Temple	Director and Chairman of the Audit Committee
* Eric Kaye	Director and Chairman of the Nominating and Corporate Governance Committee
* Brian Finn	Director

*
Signed by Alan Kirshenbaum pursuant to a power of attorney signed by each individual and filed with this Registration Statement on August 9, 2019.

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EXPLANATORY NOTE
Owl Rock Capital Corporation PART C Other Information
  Item 25. Financial Statements and Exhibits
  Item 26. Marketing Arrangements
  Item 27. Other Expenses of Issuance and Distribution
  Item 28. Persons Controlled by or Under Common Control
SIGNATURES